William C. Dockman Senior Vice President & Chief Financial Officer T +1 410.531.4558 Bill.Dockman@grace.com W. R. Grace & Co. 7500 Grace Drive Columbia, MD 21044

June 27, 2019

Division of Corporation Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: John Cash, Branch Chief

Ladies and Gentlemen:

Thank you for your letter dated June 13, 2019, regarding the review of the W. R. Grace & Co. Annual Report on Form 10-K for the fiscal year ended December 31, 2018, by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission. Our executive team and Disclosure Committee have considered your comment and set forth below is our response. We appreciate the opportunity to work with you to improve our disclosure. For your convenience, we have reprinted your comment in italicized text below, immediately followed by our response in normal text.

Form 10-K for the year ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Analysis of Operations, page F-66

1.We note you present a ratio you identify as Adjusted EBIT Return on Invested Capital that you calculate using the non-GAAP financial measure, Adjusted EBIT. We also note you do not present this ratio using the most directly comparable GAAP measure. Please ensure all non-GAAP financial measures you present in future filings, including annual and quarterly filings and earnings releases filed under Form 8-K, fully comply with Item 10(e) of Regulation S-K.

Response: In our future filings, we will present the ratio, Adjusted EBIT Return On Invested Capital, using the most directly comparable GAAP measure, and we will ensure that the presentation of that ratio fully complies with Item 10(e) of Regulation S-K.

Please contact me at (410) 531-4558 if you have any questions or comments with respect to this response letter.

Sincerely,

/s/ William C. Dockman

Mr. William C. Dockman
Senior Vice President and Chief Financial Officer

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